UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 30, 2024	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Press Release – CN announces C$1.25 Billion Debt Offering

NEWS RELEASE

CN Announces C$1.25 Billion Debt Offering

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days

MONTREAL, April 30, 2024 — CN (TSX: CNR) (NYSE: CNI) today announced a public debt offering of C$700 million 4.60% Notes due 2029, and C$550 million 5.10% Notes Due 2054. CN expects to close the offering on May 2, 2024, subject to customary closing conditions.

CN plans to use the net proceeds from the offering for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

The debt offering is being made in Canada under CN's base shelf prospectus dated April 2, 2024.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent an applicable exemption from the registration requirements.

Access to the prospectus supplement and the corresponding base shelf prospectus and any amendment thereto in connection with this offering is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible within two business days at www.sedarplus.ca.

An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto may be obtained from any one of the joint bookrunners, without charge, by contacting BMO Nesbitt Burns Inc. by email at DCMCADSyndicateDesk@bmo.com, RBC Dominion Securities Inc. by email at torontosyndicate@rbccm.com, Scotia Capital Inc. by email at syndicate.toronto@scotiabank.com or TD Securities Inc. by email at tdcan-syndicate@tdsecurities.com, and by providing the contact with an email address or mailing address, as applicable.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, relating, but not limited to, statements relating to potential debt refinancing as well as with respect to the timing and completion of the proposed debt offering, which is subject to customary termination rights and closing conditions, and the availability of the prospectus supplement. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to the Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors relating to CN. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking-statement.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through an 18,800-mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca